

May 14, 2012

<u>Via E-mail</u>
Maurizio Vecchione
Chief Executive Officer
SRKP 16, Inc.
5777 West Century Blvd., Suite 360B
Los Angeles, CA 90045

> **Re:**   **SRKP 16, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed April 20, 2012**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed April 20, 2012**
> **File No. 000-52932**

Dear Mr. Vecchione:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 12, 2012

1.   You disclose that effective April 6, 2012 AJ Robbins was dismissed, and Rose Snyder was engaged, as the registrant's independent registered certifying accountant. However, it is our understanding that Rose Snyder reviewed the Form 10-Q that was filed on March 23, 2012; thus, it appears that Rose Snyder was engaged prior to April 6, 2012. Please revise Item 4.01 of your Form 8-K to properly disclose the date on which Rose Snyder was engaged to review and/or audit fiscal year 2012 financial statements. Also, revise to disclose the date of dismissal of AJ Robbins as the date the Audit Committee determined that AJ Robbins would no longer be engaged to review and/or audit fiscal year 2012 financial statements. We understand that this date will likely precede the date of the audit opinion contained in the December 31, 2011 10-K of SRKP 16, Inc. In that

regard, please also disclose the date that the dismissal of AJ Robbins became effective which was after completion of the 2011 audit..

Form 8-K/A filed April 20, 2012

General

2.   Please tell us why the executive compensation disclosure here is inconsistent with the disclosure in your Form 10-K.

3.   We note your response to comment 5 that the share and warrant cancellation agreement was signed on a voluntary basis by shareholders. Please explain how you acquired those signatures and disclose the number of shareholders that signed.

Item 2.02 Results of Operations and Financial Condition, page 43

Management's Discussion and Analysis, page 43

4.   We note your response to comment 6. Please revise your disclosure throughout the document to reflect that $716,550 in Notes have been converted into 4,777,000 common shares. For example purposes only, we note the beneficial ownership table on page 78. In addition, please revise your disclosure throughout the document to provide the date when the notes were converted into common shares.

5.   Please tell us the number of holders that converted their notes into your shares.

6.   We note your response to comment 7. As you have yet to earn any revenues, please include a similar plan of operations disclosure in this section of future Exchange Act reports and update and elaborate as necessary. Such disclosure should include more detailed anticipated time frames associated with each milestone.

7.   We note you indicate on page 45 that you recently retained a regulatory consultant. Considering your current financial condition and level of operations, please tell us whether you will identify such consultant in future filings as a significant employee.

Item 3.02 Unregistered Sales of Equity Securities, page 52

8.   We note your response to comment 8 and we reissue our prior comment. Please describe the marketing efforts.

The CSMC License, page 63

9.   We note your response to comment 10. Please revise to clarify if the exclusive right to negotiate provides any assurance of additional rights to future derivative intellectual properties and improvements.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jessica Barberich, Assistant Chief Accountant, 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel